

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2024

Raymond Mow
Chief Financial Officer
Bitmine Immersion Technologies, Inc.
2030 Powers Ferry Road SE
Suite 212
Atlanta, Georgia 30339

> **Re: Bitmine Immersion Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2022**
> **Form 10-K for Fiscal Year Ended August 31, 2023**
> **File No. 000-56220**

Dear Raymond Mow:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets